Marshall Edwards, Inc.
140 Wicks Road
North Ryde, New South
Wales 2113
Australia
February 18, 2010
Mr. Sebastian Gomez Abero
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Abero:
     On behalf of Marshall Edwards, Inc. (the “Company”), we are writing in response to the comment letter dated February 16, 2010 from you in connection with the Company’s Proxy Statement as filed on February 9, 2010.
     For your convenience, the Company has restated your comments in full, followed by the Company’s response.
Proposal No. 1, page 7

Effects of the Reverse Stock Split, page 8
1.	We note that the proposed amendments to your Restated Certificate of Incorporation will not affect the number of authorized shares of Common Stock or preferred stock. Because the proposed amendments will reduce the number of issued and outstanding shares, those amendments will result in an increase in the number of authorized, but unissued, shares. Please revise your disclosure to discuss any plans to issue newly authorized shares as a result of the reverse stock split. If you have no such plans, please disclose that fact in your revised disclosure.
Response #1
     The Company will address your comment with the appropriate disclosure under the section captioned “Effects of the Reverse Stock Split — Effect on Authorized Shares of Common Stock and Preferred Stock” on page 9 by adding the disclosure marked on the attached page of the proxy statement.
     Any questions or comments regarding the foregoing should be directed to the undersigned in Australia at 011 61 2 9878 0088.

Very truly yours,
/s/ David Seaton
David Seaton
Acting Chief Executive Officer and Chief Financial Officer